GRAF INDUSTRIAL CORP.

118 VINTAGE PARK BLVD, SUITE W-222

HOUSTON, TEXAS 77070

VIA EDGAR

September 28, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Krebs

Re:	Graf Industrial Corp.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-248434

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Graf Industrial Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on September 29, 2020, or as soon thereafter as practicable.

Please contact Elliott Smith, of White & Case LLP, outside counsel to the Company, at (212) 819-7644, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ James A. Graf
James A. Graf
Chief Executive Officer

cc:	Elliott Smith, White & Case LLP